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August 18, 2009	BOCA RATON
WILMINGTON
CHERRY HILL
PRINCETON
LAKE TAHOE
HO CHI MINH CITY

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Ms. Katherine Ray
Staff Attorney

RE:	GSE Systems, Inc.
Registration Statement on Form S-3
Filed on August 6, 2009
File No. 333-161121

Dear Ms. Ray:

This letter is being submitted on behalf of GSE Systems, Inc. (the “Company”) in response to the oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed on August 17, 2009, with respect to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

For your convenience, we have set forth below each of the Staff’s comments and the Company’s responses.

1.	Incorporation by Reference:

The “Incorporation By Reference” section has been revised to include a reference to filings after the date of the initial registration statement as well as to include the filings made by the Company since the date of the initial registration statement.

Duane Morris llp

1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: 212.692.1000 FAX: 212.692.1020

Securities & Exchange Commission
August 18, 2009

2.	Debt Securities:

The Company has removed all references to debt securities from the registration statement.

Following your review of the Company’s response to the Staff’s comments, the Company respectfully requests the Staff to entertain the Company’s request for acceleration of effectiveness of the Registration Statement.

Please feel free to call me at (212) 692-1054 to discuss any remaining concerns the Staff may have.

Very truly yours,

/s/ Michael D. Schwamm